Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

December 17, 2014

CORRESPONDENCE FILED VIA EDGAR

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Office Depot, Inc.

Form 10-K for Fiscal Year Ended December 28, 2013

Filed February 25, 2014

Form 10-Q for Fiscal Quarter Ended September 27, 2014

Filed November 4, 2014

Letter of Comment dated December 11, 2014

File No. 1-10948

Dear Mr. Thompson:

On behalf of Office Depot, Inc. (the “Company”), set forth below is the response of the Company to the Staff’s letter of comment dated December 11, 2014 relating to the above referenced filings. For your convenience, each of the Staff’s comments is repeated below in italics immediately preceding the Company’s response.

Form 10-Q for Fiscal Quarter Ended September 27, 2014

Note 11. Commitments and Contingencies, page 20

Legal Matters, page 20

1.	We reviewed your response to comment 1 in our letter dated November 18, 2014. We believe that an inability to estimate the range of loss with confidence or precision does not mean the range of loss should not be disclosed. An estimate, by definition, is imprecise and ASC 450 does not require estimation with precision. Please confirm you understand that uncertainty related to reasonably possible losses, including an inability to “reasonably determine the full effect” of a potential liability and/or a belief that plaintiff’s claims are excessive does not absolve you of the requirement in ASC 450 to estimate and disclose a range of reasonably possible loss in excess of amounts accrued for a given legal contingency. Please also note, we typically expect that the closer you get to the resolution a matter, the more estimable the losses become.

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William H. Thompson Division of Corporation Finance	- 2 -	December 17, 2014

Response:

The Company confirms its understanding of the points raised by the Staff in Comment 1 herein.

Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the disclosure. If the Staff should have any questions, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP

December 17, 2014

CORRESPONDENCE FILED VIA EDGAR

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Office Depot, Inc.

Form 10-K for Fiscal Year Ended December 28, 2013

Filed February 25, 2014

Form 10-Q for Fiscal Quarter Ended September 27, 2014

Filed November 4, 2014

Letter of Comment dated December 11, 2014

File No. 1-10948

Dear Mr. Thompson:

In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated December 11, 2014 with respect to the above-referenced filings, Office Depot, Inc. (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (561) 438-2400 or Kim Moehler, Sr. Vice President and Controller at (561) 438-7364.

Sincerely,

/s/ Stephen E. Hare
Stephen E. Hare
Executive Vice President and Chief Financial Officer